November 29, 2024

Via EDGAR

Division of Corporation Finance

Office of Mergers and Acquisitions

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn:	Daniel F. Duchovny

Re:	Lumos Pharma, Inc.

Schedule 14D-9

Filed November 14, 2024

File No. 005-86491

Ladies and Gentlemen:

Lumos Pharma, Inc. (“Lumos,” “we”, “our” or the “Company”) submits this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter (the “Comment Letter”) dated November 22, 2024, relating to the Company’s Schedule 14D-9 (File No. 005-86491) originally filed with the Commission on November 14, 2024 (the “Schedule 14D-9”). Concurrently with the filing of this letter, Amendment No. 1 to the Schedule 14-9 (“Amendment No. 1”) is being filed with the Commission.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Schedule 14D-9.

Schedule 14D-9

Certain Unaudited Prospective Financial Projections of Lumos, page 29

1.

Given that your shareholders may receive payments pursuant to the terms of the CVR related to the company’s future operations, please revise this section to disclose the full financial projections instead of their summary. Refer to Item 8 of Schedule 14D-9 and corresponding Item 1011(c) of Regulation M-A, which provision requires a filer to furnish additional material information if necessary to make the required statements, in light of the circumstances under which they are made, not materially misleading.

In response to the Staff’s comments, the Company has revised the disclosures on pages 8 and 9 of Amendment No. 1 to include full financial projections.

Regulatory Approvals – Cautionary Note Regarding Forward-Looking Statements, page 49

2.

We note the first sentence in this section stating that the “... Schedule 14D-9 contains ‘forward-looking statements’ within the meaning of the Private Securities Litigation Reform Act of 1995...” The safe harbor provisions of that Act do not apply to statements made in connection with a tender offer. See Section 21E(b)(2)(C) of the Securities and Exchange Act of 1934. Please revise.

In response to the Staff’s comment, the Company has revised the disclosure on page 12 of Amendment No. 1 to remove the reference to the relevant safe harbor provisions.

If you have any questions or comments, please contact our counsel, Robert Suffoletta of Wilson Sonsini Goodrich & Rosati, P.C., at (512) 338-5439.

Sincerely,

/s/ Richard J. Hawkins
Richard J. Hawkins
Chief Executive Officer

cc:	Lori Lawley, Lumos Pharma, Inc.

Bradley Powers, Lumos Pharma, Inc.

Robert Suffoletta, Wilson Sonsini Goodrich & Rosati, P.C.

Nathan Robinson, Wilson Sonsini Goodrich & Rosati, P.C.

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